DEED OF AMENDMENT
THIS DEED OF AMENDMENT NO. 3 TO THE TRANSACTION
AGREEMENT (this "Amendment") dated this 29
th
day of October 2003 has been entered into
between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").
WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003, and as amended by the Deed of Amendment No.2 to the Transaction Agreement between AngloGold and Ashanti, dated 23 September 2003 (collectively, the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and
WHEREAS, AngloGold and Ashanti propose to amend the Transaction
Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.
NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:
1. For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.
2. Section 3.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(b) each holder of an Ashanti Share on the register at the Record Time resident outside Ghana (other than the Ashanti GDS Nominee and holders of Ashanti Shares resident in the United States) shall receive 0.29 ordinary shares, par value ZAR0.25 per share, of AngloGold (the "AngloGold Shares") for every Ashanti Share then held (the "Share Exchange Ratio") or, if such holder completes and returns a form of election prior to the Election Return Time, an equivalent number of AngloGold ADSs, in each case with fractional interests being treated in accordance with Section 3.02(e);"
3. Section 3.01(f) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(f) on the Effective Time, (i) each Ashanti Share held in the treasury of the Company will continue to be so held without any payment or distribution being made with respect thereto and (ii) each unallocated Ashanti Share held by any trustee or similar person under any Ashanti Incentive Scheme shall be transferred to AngloGold in accordance with the Scheme in exchange for 0.29 AngloGold Shares."

4. Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:
"(b) This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 14 November 2003 or such later date as may be agreed in writing by the Company and AngloGold."
5. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.
6. This Amendment shall be governed by and construed in accordance with
English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.
7. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.